YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, KS 66211

July 8, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Justin Dobbie

J. Nolan McWilliams

Re:	YRC Worldwide Inc.
Registration Statement on Form S-1
Initially Filed May 17, 2011
File No. 333-174277 & -01 to -25

Gentlemen:

YRC Worldwide Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-174277 & -01 to -25), as amended, to 4:00 p.m., Eastern Time, on Tuesday, July 12, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dennis M. Myers, P.C. of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jeff P. Bennett
Jeff P. Bennett Vice President—Legal, Interim General Counsel and Secretary

cc:     Dennis M. Myers, P.C.